Exhibit 99.7
FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,933,195
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
DOCUMENT AND INFORMATION REQUEST FORM
Article R.225-81 of the French Code de Commerce
I, the undersigned:
                                         (first and last names and address) owner of                     (number of shares owned) registered shares of Flamel Technologies, a Société Anonyme with a share capital of Euros 2,933,195 having its registered office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 VENISSIEUX (France), identified under number 379 001 530 R.C.S. LYON (the “Company”),
Hereby request that the documents referred to Art R.225-83 of the French Code de Commerce and relating to the combined ordinary and extraordinary meeting of the shareholders of the Company to be held at the registered office on June 3, 2008 at 10:00 a.m. (French time), be addressed to me at (address)                                                              .
In my capacity of owner of registered shares, I hereby also request in accordance with Article R.225-88 of the French Code de Commerce that a proxy form together with the documents and information set forth at Articles R.225-81 and R.225-83 of the French Code de Commerce be addressed to me on the occasion of each subsequent shareholders’ meeting.*
I hereby declare that these shares are registered in an account held by CACEIS or Crédit Lyonnais**.
Done in                     , on
Signature of the shareholder

*     To be deleted if not requested
**   To be deleted if unuseful